EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

November 7th, 2012	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO OCTOBER PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce the following October production results from its San Gonzalo mine operation located on the Avino property near Durango, Mexico.

As stated in the previous news release dated October 24, 2012, the company began processing high grade mill feed from San Gonzalo on the first of October.  Throughout the month, the mill operated at an average rate of 220 TPD and produced roughly the same amount of silver equivalent as was produced during the entire third quarter when the mill was processing old surface stock piled material from the main Avino mine.

Production numbers for October compared with select results from the 2011 San Gonzalo bulk sample are presented below:

	2011 Bulk Sample	October 2012	% Variance
Total Mill Feed (dry tonnes)	10,519	6,647
Feed Grade Silver (g/t)	261	233	-10.6
Feed Grade Gold (g/t)	1.00	0.93	-6.7
Feed Content Silver (Kg)	2,746.75	1,548.75
Feed Content Gold (g)	9,350	6,201
Bulk Concentrate (dry tonnes)	232	180
Bulk Concentrate Grade Silver (Kg/t)	9.00	7.04	-21.8
Bulk Concentrate Grade Gold (g/t)	24	25.0	-10.8
Recovery Silver (%)	76	82	20.7
Recovery Gold (%)	59	72	9.1
Mill Availability (%)	N/A	97.2
Total Silver Produced (ozs)	67,117	40,673
Total Gold Produced (ozs)	177.5	144.3
Total Silver Equivalent Produced (ozs)	75,992	47,888

•	Silver equivalent calculated using a 50:1 ratio for silver to gold.

•
October results have not been reconciled and have been calculated based on the daily tonnage and mine lab assays of the feed, tails and concentrate whereas the bulk sample results have been reconciled to the trucked tonnage and 3rd party assays of the concentrate.

•	No comparison has been made on feed and concentrate tonnage as the bulk sample program exceeded more than a month.

•	Feed content of silver, gold and mill availability and silver equivalent ounces produced are also not comparable.
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Feed grades of silver and gold were lower in October than the bulk sample grades because of mine dilution of the development material being processed.

Bulk concentrate grades of silver and gold were also lower than the bulk sample results due to the higher feed grade of lead and zinc.  Adjustments are being made in the plant to reduce the lead and zinc content in the concentrate.

The silver and gold feed and concentrate grades were slightly lower than during the bulk sample but was balanced by higher silver and gold recoveries.

During the month of October, mine development at San Gonzalo totalled 338 metres, 144 in exploration and 194 in mine preparation. In addition, 4,850 tonnes were trucked from the development areas and stope 3-200 to the process plant.

David Wolfin, Avino’s president and CEO stated: "We are pleased with our production start-up and the performance during this first month of production at San Gonzalo.  We will continue stabilizing and optimizing the system for reliability, speed and predictable cash flow. The initial throughput rates are very encouraging and are bound to improve as we reach the lower levels of the mine and work toward our target of 250 TPD.”

QA/QP

Mill assays are performed at the lab onsite at the mine.  Check samples are verified by SGS labs in Durango, Mexico.  Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to become a significant low cost primary silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.